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                                                                      EXHIBIT 7



                       [Moorco Press Release Letterhead]


FOR IMMEDIATE RELEASE                                                    #95-14

MOORCO REJECTS FMC OFFER; ACTIVELY EXPLORING ALTERNATIVES


HOUSTON, TEXAS -- May 19, 1995 -- The Board of Directors of Moorco International Inc. (NYSE: MRC) has unanimously voted to reject the offer of a subsidiary of FMC Corporation (NYSE: FMC) to acquire all of the outstanding shares of Common Stock of the Company at a price of $20 per share and to recommend to Moorco's stockholders that they not tender any shares to FMC pursuant to the tender offer.

After considering a variety of factors, including the opinion of its financial advisor, Salomon Brothers Inc, the Board concluded that the FMC offer is inadequate and not in the best interests of Moorco or its stockholders. A letter mailed to stockholders states that "The Directors believe the FMC offer fails to recognize the current value of the Company." Moorco's Board concluded that the interests of the Company's stockholders would be best served by the Company exploring alternatives to maximize stockholder value and the Company is actively engaged in that effort.

The Board also delayed the separation date of the Company's Preferred Stock Purchase Rights until such later date as may be determined by the Board. Accordingly, the Rights will continue to trade with the Company's Common Stock.

Moorco International Inc., headquartered in Houston, Texas, is a leading supplier of fluid measurement and pressure control products for the petroleum, industrial process and electric power generation industries.


CONTACT:         Daniel H. Burch - 212-929-5748
                 Stanley J. Kay - 212-929-5940
                 MacKenzie Partners, Inc.

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